Exhibit (d)(5)

September 21, 2023

STRICTLY CONFIDENTIAL

Blue Apron Holdings, Inc.

28 Liberty Street

New York, New York 10005

Attention: Linda Findley

Subject: Exclusivity Agreement

Ladies and Gentlemen:

In connection with a possible negotiated transaction between Wonder Group, Inc. (“Wonder”) and Blue Apron Holdings, Inc. (“Blue Apron” and, such potential transaction, the “Proposed Transaction”), Wonder and Blue Apron are entering into this letter agreement in consideration of the substantial time and resources Wonder plans to devote to investigate, negotiate and enter into a definitive agreement with respect to the Proposed Transaction.

1.	Blue Apron hereby agrees that, for the period beginning on the date hereof and continuing until the earlier of (a) the execution of a definitive agreement with respect to the Proposed Transaction, (b) Wonder informing Blue Apron that Wonder is no longer interested in proceeding with the Proposed Transaction on the terms set forth in that certain revised, non-binding proposal, dated September 19, 2023, from Wonder to Blue Apron (the “Indicative Proposal”), and (c) 11:59 p.m., Eastern time, on September 28, 2023 (such period, the “Exclusivity Period”), Blue Apron will negotiate exclusively with Wonder and will not, and will cause its subsidiaries and its controlled affiliates, and will direct its, its subsidiaries’ and its controlled affiliates’ respective directors, officers, employees, agents, advisors, attorneys and other representatives who are or may become aware of the Proposed Transaction (the foregoing persons identified in this Section 1, collectively, “Blue Apron Representatives”) not to, directly or indirectly, (i) except with respect to Wonder and its subsidiaries and its affiliates and each of its and their directors, officers, partners, principals, members, employees, financial advisors, counsel, consultants, accountants and other representatives (collectively, “Wonder Representatives”), initiate, knowingly solicit or encourage, or negotiate any proposal or offer (whether publicly or otherwise) for any acquisition of Blue Apron or all or any material portion of Blue Apron’s assets or any material portion of the equity interest in Blue Apron (other than purchase and sales of Blue Apron’s publicly traded stock occurring in the ordinary course of business), pursuant to a merger, consolidation, or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer, joint venture, license, reorganization, recapitalization, dissolution or similar transaction, including any single or multi-step transaction or series of related transactions (each of the foregoing with respect to a third- party other than Wonder, an “Alternative Transaction”), (ii) provide material non-public information relating to Blue Apron or any subsidiary or affiliate thereof in connection with an Alternative Transaction (provided that, for clarity, the provision of information to FreshRealm, Inc. pursuant to existing contractual obligations (and subject to confidentiality obligations) shall be deemed to be permitted under this Agreement), or (iii) enter into any contract, agreement or arrangement concerning or relating to an Alternative Transaction.

2.	During the Exclusivity Period, if Blue Apron or any Blue Apron Representative receives any bona fide inquiry, offer or proposal relating to an Alternative Transaction, Blue Apron or such Blue Apron Representative shall notify Wonder thereof promptly and, in any event, within twenty-four (24) hours of receipt of any such inquiry, offer or proposal. Notwithstanding anything else herein, the Company may respond to any unsolicited inquiry, proposal, offer or expression of interest regarding a possible Alternative Transaction solely to indicate that the Company is unable to respond as a result of its contractual obligations (without further disclosing any of the terms hereof, or the identity of Wonder).

3.	Nothing herein obligates either Wonder or Blue Apron to continue any discussions or negotiations or enter into any definitive agreement with the other party. Except as expressly set forth herein or as set forth in the confidentiality agreement, dated as of August 1, 2023 (as amended), between Wonder and Blue Apron, unless and until a definitive agreement between Wonder and Blue Apron regarding the Proposed Transaction has been executed and delivered (or except as expressly provided in any binding written agreement that Wonder and Blue Apron enter into in the future), (a) neither Wonder nor Blue Apron will be under any legal obligation of any kind regarding the Proposed Transaction by virtue of this letter agreement, and (b) no past or future action, course of conduct or failure to act regarding the Proposed Transaction, or relating to the negotiation of the terms of the Proposed Transaction or a definitive agreement between Wonder and Blue Apron regarding the Proposed Transaction, will give rise to or serve as a basis for any obligation or other liability on the part of any party hereto. Each of Wonder and Blue Apron acknowledges that it has been advised by the other that such other party has not made any determination to enter into the Proposed Transaction.

4.	It is understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement and that without prejudice to any rights or remedies at law or in equity otherwise available, either party shall, if the other party breaches any provision of this letter agreement, be entitled to seek injunctive relief, specific performance or other appropriate equitable remedies for any such breach without posting any bond or similar security. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

5.	This letter agreement may be executed in counterparts, each of which will be deemed an original, and all of which will constitute the same agreement. Delivery of an executed counterpart of this letter agreement by facsimile or electronic transmission will be effective to the fullest extent permitted by applicable law.

6.	This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws. Upon the expiration of the Exclusivity Period, this letter agreement will automatically terminate.

If you are in agreement with the terms of this letter agreement and desire to proceed with negotiations on that basis, please sign this letter agreement in the space provided below and return an executed copy to Wonder.

WONDER GROUP, INC.

By:	/s/ Marc Lore
Name:	Marc Lore
Title:	Founder & CEO

AGREED AND ACCEPTED, this 21st day of September 2023:

BLUE APRON HOLDINGS, INC.

By:	/s/ Linda Findley
Name:	Linda Findley
Title:	President and Chief Executive Officer